UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

HYSTER-YALE MATERIALS HANDLING, INC.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

499172204

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive, Suite 300

Cleveland, Ohio 44124-4017

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,058
	8	SHARED VOTING POWER 2,878,366
	9	SOLE DISPOSITIVE POWER 65,058
	10	SHARED DISPOSITIVE POWER 2,878,366

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,943,424
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.83%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoire G. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,943,424

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,943,424
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.83%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roger F. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,136
	8	SHARED VOTING POWER 2,878,366
	9	SOLE DISPOSITIVE POWER 51,136
	10	SHARED DISPOSITIVE POWER 2,878,366

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,929,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.43%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alison A. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,929,502

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,929,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.43%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,552
	8	SHARED VOTING POWER 2,878,366
	9	SOLE DISPOSITIVE POWER 30,552
	10	SHARED DISPOSITIVE POWER 2,878,366

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,908,918
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.83%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe O. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,908,918

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,908,918
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.83%
14	TYPE OF REPORTING PERSON* IN

Part II to Schedule 13D/A

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock of Hyster-Yale Materials Handling, Inc. (the “Issuer”) held by Rankin Associates V, L.P., a Delaware limited partnership, that appeared in the Schedule 13D filed by the Reporting Persons on February 14, 2022 (the “Initial Filing”), as amended by Amendment No. 1 filed on February 14, 2023 (collectively with the Initial Filing, the “Filings”). This Amendment No. 2 (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the acquisition and/or disposition of shares of Class B Common by certain Reporting Persons. Capitalized terms used herein but not defined herein have the meanings assigned to them in the Filings.

Item 2. Identity and Background.

The statements under the heading Alfred M. Rankin, Jr., which appear in the Filings, are hereby deleted and replaced by the following:

Alfred M. Rankin, Jr. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Non-Executive Chairman of Hamilton Beach Brands Holding Company at 4421 Waterfront Dr., Glen Allen, Virginia 23060, (b) Executive Chairman of the Issuer at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124 and (c) Non-Executive Chairman of NACCO Industries, Inc. at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124.

The statements under the heading 2012 Helen R. Butler GST Trust, which appear in the Filings, are hereby deleted and replaced by the following:

2012 Helen R. Butler GST Trust. Helen R. Butler is the trustee of the trust. Ms. Butler’s resident address is 7575 Old Mill Rd, P.O. Box 477, Gates Mills, OH 44040. She is a Sales Associate at Wool and Willow.

The statements under the heading 2012 Clara R. Williams GST Trust, which appear in the Filings, are hereby deleted and replaced by the following:

2012 Clara R. Williams GST Trust. Clara R. Williams is the trustee of the trust. Ms. Williams’ resident address is 1654 N. Dayton Street, Chicago, Illinois 60614. She is a jewelry designer.

Item 5. Interest in Securities of the Issuer.

The statements under the heading Alfred M. Rankin, Jr., which appear in the Filings, are hereby deleted and replaced by the following:

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 65,058 shares of Class B Common, shares the power to vote 2,878,366 Class B Common and shares the power to dispose of 2,878,366 shares of Class B Common. Collectively, the 2,943,424 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 84.83% of the Class B Common outstanding as of December 31, 2023.

The statements under the heading Victoire G. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Victoire G. Rankin. Ms. Rankin shares the power to dispose of 2,943,424 shares of Class B Common. Collectively, the 2,943,424 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 84.83% of the Class B Common outstanding as of December 31, 2023.

The statements under the heading Roger F. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Roger F. Rankin. Mr. Rankin has the sole power to vote and dispose of 51,136 shares of Class B Common, shares the power to vote 2,878,366 Class B Common and shares the power to dispose of 2,878,366 shares of Class B Common. Collectively, the 2,929,502 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 84.43% of the Class B Common outstanding as of December 31, 2023.

The statements under the heading Alison A. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Alison A. Rankin. Ms. Rankin shares the power to dispose of 2,929,502 shares of Class B Common. Collectively, the 2,929,502 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 84.43% of the Class B Common outstanding as of December 31, 2023.

The statements under the heading Claiborne R. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Claiborne R. Rankin. Mr. Rankin has the sole power to vote and dispose of 30,552 shares of Class B Common, shares the power to vote 2,878,366 Class B Common and shares the power to dispose of 2,878,366 shares of Class B Common. Collectively, the 2,908,918 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 83.83% of the Class B Common outstanding as of December 31, 2023.

The statements under the heading Chloe O. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Chloe O. Rankin. Ms. Rankin shares the power to dispose of 2,908,918 shares of Class B Common. Collectively, the 2,908,918 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 83.83% of the Class B Common outstanding as of December 31, 2023.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided with respect to the Stockholders’ Agreement is hereby amended by inserting at the end thereof the following:

Stockholders’ Agreement

Effective February 12, 2024, each of the Issuer and the Participating Stockholders executed and delivered an Amendment to the Stockholders’ Agreement amending the Stockholders’ Agreement to add an additional Participating Stockholder and remove certain Participating Stockholders under the Stockholders’ Agreement. A copy of the Amendment to the Stockholders’ Agreement is attached hereto as Exhibit 23 and is incorporated herein in its entirety.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Initial Filing is hereby amended by adding the following:

Exhibit 23	Thirteenth Amendment to Stockholders’ Agreement, dated as of February 12, 2024, by and among the Issuer, the new Participating Stockholder and the Participating Stockholders (incorporated by reference to Exhibit 43 filed with Amendment No. 12 to the Statement on Schedule 13D, filed by the Reporting Persons named therein on February 13, 2024, Commission File Number 005-87003).

[Signatures begin on the next page.]

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024

RANKIN ASSOCIATES V, L.P.

By:	Rankin Management, Inc., its Managing Partner

By:	/s/Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
President

RANKIN MANAGEMENT INC.

By:	/s/Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
President

REPORTING INDIVIDUALS

/s/Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself, and as:

Attorney-in-Fact for Victoire G. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney-in-Fact for Clara T. Rankin Williams*
Attorney-in-Fact for David B. H. Williams*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Corbin K. Rankin *
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for Elizabeth B. Rankin*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Lynne T. Rankin*
Attorney-in-Fact for Thomas P. K. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Chloe R. Seelbach*
Attorney-in-Fact for Scott W. Seelbach*
Attorney-in-Fact for Claiborne R. Rankin, Jr.
Attorney-in-Fact for Lauran Rankin*
Attorney-in-Fact for Julia L. Rankin (Kuipers)*
Attorney-in-Fact for Jacob Alan Kuipers*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Alison A. Rankin *
Attorney-in-Fact for The Anne F. Rankin Trust dated August 15, 2012, as amended*
Attorney-in-Fact for Elisabeth M. Rankin Irrevocable Trust #1 dated December 18, 1997*
Attorney-in-Fact for 2012 Helen R. Butler GST Trust*
Attorney-in-Fact for 2012 Clara R. Williams GST Trust*
Attorney-in-Fact for 2012 Matthew M. Rankin GST*
Attorney-in-Fact for 2012 James T. Rankin GST Trust*
Attorney-in-Fact for 2012 Thomas P. Rankin GST Trust*

Attorney-in-Fact for 2012 Chloe R. Seelbach GST Trust*
Attorney-in-Fact for 2012 Claiborne R. Rankin, Jr. GST Trust*
Attorney-in-Fact for 2012 Julia R. Kuipers GST Trust*
Attorney-in-Fact for 2012 Anne F. Rankin GST Trust*
Attorney-in-Fact for 2012 Elisabeth M. Rankin GST Trust*
Attorney-in-Fact for BTR 2012 GST Trust for Helen R. Butler *
Attorney-in-Fact for BTR 2012 GST Trust for Clara R. Williams *
Attorney-in-Fact for BTR 2012 GST Trust for Matthew M. Rankin *
Attorney-in-Fact for BTR 2012 GST Trust for James T. Rankin *
Attorney-in-Fact for BTR 2012 GST Trust for Thomas P. Rankin *
Attorney-in-Fact for BTR 2012 GST Trust for Chloe R. Seelbach*
Attorney-in-Fact for BTR 2012 GST Trust for Claiborne R. Rankin, Jr. *
Attorney-in-Fact for BTR 2012 GST Trust for Julia R. Kuipers*
Attorney-in-Fact for BTR 2012 GST Trust for Anne F. Rankin *
Attorney-in-Fact for BTR 2012 GST Trust for Elisabeth M. Rankin *
Attorney-in-Fact for HRB 2020 GST Trust for Clara R. Butler *
Attorney-in-Fact for HRB 2020 GST Trust for Griffin B. Butler*
Attorney-in-Fact for JCB 2020 GST Trust for Clara R. Butler, *
Attorney-in-Fact for JCB 2020 GST Trust for Griffin B. Butler*
Attorney-in-Fact for CRW 2020 GST Trust for Margo J. V. Williams*
Attorney-in-Fact for CRW 2020 GST Trust for Helen C. Williams*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 1 of the Filings.